UXIN LIMITED

2-5/F, Tower E, LSHM Center,

No. 8 Guangshun South Avenue,

Chaoyang District, Beijing 100102

The People’s Republic of China

August 1, 2019

VIA EDGAR AND FACSIMILE

Craig Wilson, Senior Assistant Chief Accountant

Rebekah Lindsey, Staff Accountant

Division of Corporation Finance

Office of Information Technologies and Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                          Uxin Limited (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2018 (the “2018 20-F”)
Filed on April 29, 2019
File No. 001-38527

Dear Mr. Wilson and Ms. Lindsey:

The Company has received the letter dated July 18, 2019 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2018 20-F.  The Company respectfully submits to the Staff that it would take the Company more than 10 business days to gather sufficient information and prepare thorough response to address the Staff’s comments.  Therefore, the Company would like to request an extension to the deadline for responding to the Staff’s comments. The Company will file its response via EDGAR as soon as possible, and in any event no later than August 9, 2019.

If you have any additional questions or comments regarding the 2018 20-F, please contact the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom, at (+852) 3740-4863.  Thank you very much.

Very truly yours,

/S/ ZHEN ZENG
Zhen Zeng
Chief Financial Officer

cc:	Kun Dai, Chairman and Chief Executive Officer, Uxin Limited
Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Derek Shao, Partner, PricewaterhouseCoopers Zhong Tian LLP